<u>**EBUMPS INC.**</u>

**COMBINED UNANIMOUS WRITTEN CONSENT OF DIRECTORS
IN LIEU OF MEETING AND UNANIMOUS WRITTEN CONSENT OF
STOCKHOLDERS IN LIEU OF MEETING**

Pursuant to 8 Del. C. § 141(f) and 8 Del. C. § 228

September <u>18</u>, 2020

The undersigned, being all of the directors (the "Directors") of EBUMPS INC., a Delaware corporation (the "Corporation"), in lieu of a special meeting of the directors of the Corporation, and the undersigned, being all of the shareholders (the "Shareholders") hereby consent to and adopt the following resolutions with the full force and effect as if they had been duly adopted at a meeting held pursuant to notice:

<u>**AMENDMENT TO CERTIFICATE OF INCORPORATION TO INCREASE AUTHORIZED SHARES**</u>

WHEREAS, the Corporation wishes to increase the number of authorized shares of Common Stock so as to facilitate the granting of options and the issuance of share to investors; and

WHEREAS, the Corporation wishes to amend the Corporation's Certificate of Incorporation to provide for authorized capital of 10,000,000 shares of common stock (the "Common Stock") and zero (0) shares of preferred stock.

NOW THEREFORE:

RESOLVED, that the Corporation's Certificate of Incorporation be amended to provide for authorized capital of 10,000,000 shares of common stock and zero (0) shares of preferred stock and further providing for the designation referred to in the following resolution, and that the Certificate of Amendment to Certificate of Incorporation attached hereto as <u>Exhibit 1</u> (the "Amendment") is hereby approved; and

RESOLVED, that the existing shareholders of the Corporation shall exchange each share of Common Stock now held by them for three thousand five hundred eighteen and fifty-two one-hundredths (3,518.52) shares of the Corporation's Common Stock and the common shares formerly held by them shall be canceled; with Shareholder Marc Johnson's shares to be rounded up to the nearest whole number of shares, therefore the respective ownership of shares of Common Stock upon the effective time of the Amendment shall be as follows:

Charter Amendment approval eBumps

Shareholder	# Shares
Jonah Tuckman	316,667
Cole Johnson	316,667
Corin Rose	316,667
Marc Johnson	50,000
TOTAL	1,000,001

; and

RESOLVED, the officers of the Corporation are authorized and directed to file the Amendment with the Secretary of State of the State of Delaware.

RESOLVED, that the officers of the Corporation be, and each hereby is, authorized and directed to execute and deliver any agreements, certificates or documents and to take any actions necessary, convenient or appropriate to carry out the intent and purpose of the foregoing resolutions; and

RESOLVED, that this Consent be filed with the Secretary of the Corporation.

IN WITNESS THEREOF, the undersigned has executed this action on the date hereof.

Name	Signature
Jonah Tuckman, Shareholder and Director	[signature]
Cole Johnson, Shareholder and Director	[signature]
Corin Rose, Shareholder and Director	[signature]
Marc Johnson, Shareholder	[signature]

EXHIBIT 1

Amendment to the Certificate of Incorporation of

eBumps, Inc., a Delaware corporation

(Attached)

CERTIFICATE OF AMENDMENT TO

THE CERTIFICATE OF INCORPORATION

OF

EBUMPS, INC.

The undersigned Jonah Tuckman hereby certifies that he is the duly elected President of eBumps, Inc., a Delaware corporation, and further certifies as follows:

FIRST: The original Certificate of Incorporation of this corporation was filed with the Secretary of State of the State of Delaware on January 20, 2020

SECOND: Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the "**DGCL**"), the Certificate of Incorporation of the corporation is hereby amended as set forth below:

1. Article Four (4) of the Certificate of Incorporation is hereby amended to read in its entirety as follows:

> 4. The total number of shares of all classes of stock which the Corporation shall have authority to issue is (a) 10,000,000 shares of Common Stock, $.001 par value per share (the "**Common Stock**") and (b) zero (0) shares of preferred stock.

THIRD: The foregoing Certificate of Amendment of the Certificate of Incorporation of the corporation has been duly adopted and approved by the Board of Director and stockholders of the corporation in accordance with the applicable provisions of Sections 228 and 242 of the DGCL.

****

The undersigned hereby further declares and certifies under penalty of perjury that the facts set forth in the foregoing certificate are true and correct to the knowledge of the undersigned and that this certificate is the act and deed of the undersigned.

Executed on this 18 day of September, 2020.

BY: _____
    Jonah Tuckman, President